Exhibit 99.1

TAOMEE REPORTS SECOND QUARTER 2015 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — August 26, 2015) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the second quarter of 2015.

Highlights of the Second Quarter of 2015

•                          Total net revenues were US$8.7 million in the second quarter of 2015, a decrease of 3.6% from US$9.0 million in the first quarter of 2015 and a decrease of 17.6% from US$10.5 million in the second quarter of 2014. This result hit the high end of management’s previously announced outlook, which was from US$8.2 million to US$8.7 million for the second quarter of 2015.

•                          Net revenues from PC business were US$6.3 million in the second quarter of 2015, an increase of 5.2% from US$6.0 million in the first quarter of 2015 and a decrease of 18.0% from US$7.7 million in the second quarter of 2014.

•                          Net revenues from mobile business were US$0.8 million in the second quarter of 2015, a decrease of 49.9% from US$1.5 million in the first quarter of 2015 and an increase of 10.6% from US$0.7 million in the second quarter of 2014.

•                          Net revenues from offline business were US$1.6 million in the second quarter of 2015, an increase of 8.6% from US$1.5 million in the first quarter of 2015 and a decrease of 25.4% from US$2.1 million in the second quarter of 2014.

•                          Gross profit was US$5.7 million in the second quarter of 2015, a decrease of 8.6% from US$6.2 million in the first quarter of 2015 and a decrease of 24.7% from US$7.5 million in the second quarter of 2014.

•                          Loss from operations was US$1.8 million in the second quarter of 2015, flat as compared with a loss of US$1.8 million both in the first quarter of 2015 and the second quarter of 2014.

•                          Non-GAAP net loss attributable to holders of ordinary shares was US$1.3 million in the second quarter of 2015, as compared with US$1.2 million in the first quarter of 2015 and US$0.2 million in the second quarter of 2014.

•                          Non-GAAP basic and diluted loss per ADS(1) were both US$0.036 in the second quarter of 2015, as compared with US$0.034 for both basic and diluted loss per ADS in the first quarter of 2015 and US$0.007 for both basic and diluted loss per ADS in the second quarter of 2014.

(1)  Each American depositary share (“ADS”) represents 20 ordinary shares.

Key Operating Metrics

•          The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 34.3 million in the second quarter of 2015, a decrease of 12.9% from 39.4 million in the first quarter of 2015 and a decrease of 18.1% from 41.9 million in the second quarter of 2014.

•         Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 0.5 million in the second quarter of 2015, a decrease of 37.5% from 0.8 million in the first quarter of 2015, and a decrease of 54.5% from 1.1 million in the second quarter of 2014.

•         Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB84 in the second quarter of 2015, an increase of 78.7% as compared with RMB47 in the first quarter of 2015 and an increase of 104.9% from RMB41 in the second quarter of 2014.  The increase in ARPU was due to the decrease in APA during the quarter.

•          The number of downloads of the mobile applications operated by the Company was approximately 1.2 million in the second quarter of 2015, a decrease of 45.5% from 2.2 million in the first quarter of 2015 and a decrease of 25.0% from 1.6 million in the second quarter of 2014.  The decrease in the number of mobile downloads was due to the absence of new mobile games released during the quarter.

“Revenues for the second quarter came in at the high-end of our previously announced guidance.  As we entered into our seasonally weak quarter of the year, we were able to execute our growth plan.  We remain vigilant on expenses throughout the Company until we gain more clarity on future revenue levels and product pipelines,” commented Mr. Benson Wang, co-founder and chief executive officer of Taomee.

Unaudited Financial Results for the Second Quarter of 2015

Net Revenues

Total net revenues were US$8.7 million in the second quarter of 2015, a decrease of 3.6% from US$9.0 million in the first quarter of 2015 and a decrease of 17.6% from US$10.5 million in the second quarter of 2014.

Net revenues from PC business were US$6.3 million in the second quarter of 2015, an increase of 5.2% from US$6.0 million in the first quarter of 2015 and a decrease of 18.0% from US$7.7 million in the second quarter of 2014. The quarter-over-quarter (QoQ) increase was primarily contributed to the positive feedback from pre-summer promotions of the Company’s virtual worlds. The year-over-year (YoY) decrease was mainly due to the decrease in active paying accounts.

Net revenues from mobile business were US$0.8 million in the second quarter of 2015, a decrease of 49.9% from US$1.5 million in the first quarter of 2015 and an increase of 10.6% from US$0.7 million in the second quarter of 2014. The QoQ decrease was primarily due to the decrease in royalty sharing of Reverse World and the absence of new mobile games released during the quarter.

Net revenues from offline business were US$1.6 million in the second quarter of 2015, an increase of 8.6% from US$1.5 million in the first quarter of 2015 and a decrease of 25.4% from US$2.1 million in the second quarter of 2014. The QoQ increase was primarily due to the recognition of Mole III film box office revenue sharing, while partially offset by a decrease in the Company’s toys business. The YoY decrease was primarily due to the decrease in the Company’s toys and merchandise licensing businesses, while partially offset by the contribution of Mole III film box office revenue sharing.

Cost of Revenues

Total cost of revenues was US$3.0 million in the second quarter of 2015, an increase of 7.4% from US$2.8 million in the first quarter of 2015 and flat as compared with US$3.0 million in the second quarter of 2014.

PC business related cost of revenues was US$1.3 million in the second quarter of 2015, flat as compared with US$1.3 million in the first quarter of 2015 and a decrease of 22.8% from US$1.6 million in the second quarter of 2014. The YoY decrease was primarily due to the decrease in bandwidth cost, depreciation expenses and payroll expenses.

Mobile business related cost of revenues was US$0.1 million in the second quarter of 2015, a decrease of 28.8% from US$0.2 million in the first quarter of 2015 and an increase of 210.0% from US$51 thousand in the second quarter of 2014. The YoY increase was due to an increase in payroll expenses.

Offline business related cost of revenues was US$1.6 million in the second quarter of 2015, an increase of 22.5% from US$1.3 million in the first quarter of 2015 and an increase of 20.3% from US$1.3 million in the second quarter of 2014. The QoQ and YoY increases were both primarily due to the increase in the Company’s Mole III film production cost as well as payroll expenses, while partially offset by a decrease in cost related to the Company’s toys business.

Gross Profit and Gross Margin

Gross profit was US$5.7 million in the second quarter of 2015, a decrease of 8.6% from US$6.2 million in the first quarter of 2015 and a decrease of 24.7% from US$7.5 million in the second quarter of 2014.

Gross margin was 65.1% in the second quarter of 2015, as compared with 68.7% in the first quarter of 2015 and 71.3% in the second quarter of 2014.

Gross margin for the PC business was 79.8% in the second quarter of 2015, as compared with 78.4% in the first quarter of 2015 and 78.6% in the second quarter of 2014.

Gross margin for the mobile business was 79.5% in the second quarter of 2015, as compared with 85.6% in the first quarter of 2015 and 92.7% in the second quarter of 2014.

Gross margin for the offline business was 0.6% in the second quarter of 2015, as compared with 11.9% in the first quarter of 2015 and 38.3% in the second quarter of 2014.  Excluding the margin impact from the Company’s Mole III film, gross margins would have been 32.5% in the second quarter of 2015.

Total Operating Expenses

Total operating expenses were US$7.4 million in the second quarter of 2015, a decrease of 6.5% from US$8.0 million in the first quarter of 2015 and a decrease of 19.9% from US$9.3 million in the second quarter of 2014.

•                  Product development expenses were US$3.4 million in the second quarter of 2015, a decrease of 5.7% from US$3.6 million in the first quarter of 2015 and flat as compared with US$3.4 million in the second quarter of 2014. The QoQ decrease was primarily due to the decrease in payroll expenses, while partially offset by an increase in mobile gaming outsourcing fee.

•                  Sales and marketing expenses were US$2.2 million in the second quarter of 2015, a decrease of 18.5% from US$2.7 million in the first quarter of 2015 and a decrease of 24.9% from US$2.9 million in the second quarter of 2014. The QoQ and YoY decreases were primary due to a decrease in film promotion costs.

•                  General and administrative expenses were US$2.7 million in the second quarter of 2015, a decrease of 11.8% from US$3.0 million in the first quarter of 2015 and a decrease of 13.2% from US$3.1 million in the second quarter of 2014. The QoQ and YoY decreases were primarily due to the decrease in indirect tax costs related to intercompany service charges.

Loss from Operations

Loss from operations was US$1.8 million in the second quarter of 2015, flat as compared with US$1.8 million both in the first quarter of 2015 and the second quarter of 2014.

Share of Loss in Equity Method Investment

Share of loss in equity method investment was US$0.5 million in the second quarter of 2015, as compared with US$0.4 million in the first quarter of 2015 and US$0.2 million in the second quarter of 2014.

Net Loss Attributable to Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares was US$1.6 million in the second quarter of 2015, as compared with US$1.6 million in the first quarter of 2015 and US$0.8 million in the second quarter of 2014.

Basic and diluted loss per ADS were both US$0.046 in the second quarter of 2015, as compared with US$0.045 for both basic and diluted loss per ADS in the first quarter of 2015 and US$0.023 for both basic and diluted loss per ADS in the second quarter of 2014.

Non-GAAP net loss attributable to holders of ordinary shares was US$1.3 million in the second quarter of 2015, as compared with US$1.2 million in the first quarter of 2015 and US$0.2 million in the second quarter of 2014.

Non-GAAP basic and diluted loss per ADS were both US$0.036 in the second quarter of 2015, as compared with US$0.034 for both basic and diluted loss per ADS, in the first quarter of 2015 and US$0.007 for both basic and diluted loss per ADS in the second quarter of 2014.

Cash and Cash Equivalents

As of June 30, 2015, the Company had US$70.5 million of cash and cash equivalents, as compared with US$72.0 million as of March 31, 2015.

Capital Expenditures

The company had capital expenditures of US$0.1 million in the second quarter of 2015, as compared with US$4.0 million in the first quarter of 2015, and US$0.3 million in the second quarter of 2014. The Company’s capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) prepayments for land use rights, and (iii) payments for intangible assets. Actual future capital expenditures may differ from the amounts indicated above.

Share-based Compensation

Share-based compensation was US$0.4 million for the second quarter of 2015 as compared with US$0.4 million in the first quarter of 2015 and US$0.6 million in the second quart of 2014.

Recent Business Highlights

•                  On June 1, 2015, the Company announced that it received a preliminary non-binding proposal from Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, and affiliates of the foregoing, and Orient Securities Ruide (Shanghai) Investment Management Co., Ltd., a subsidiary of Orient Securities Company Limited (collectively, the “Consortium Members”), proposing a “going-private” transaction to acquire all of the outstanding shares of Taomee for US$3.588 in cash per ADS, each representing 20 ordinary shares. The Board of Directors also formed a special committee of independent directors, comprising Mr. JP Gan, Mr. Shengwen Rong and Mr. Ted Lai, to review and evaluate the proposal. On June 26, 2015, the Company announced that the special committee has retained Duff & Phelps Securities, LLC as its independent financial advisor and Ropes & Gray as its legal counsel in regards with the evaluation process. At this time, no decisions have been made with respect to Taomee’s response to this proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposal or any other transaction will be approved or consummated.

•                  On July 23, 2015, Taomee in partnership with Enlight Media, released the fifth installment of Seer film franchise, Seer 5: Rise of Thunder, in major theatres throughout China.  As of August 26, 2015, the film has generated over RMB56 million (approximately US$9 million) in box-office sales; Glove Game also commercially launched a mobile racing game with the same name in July 2015.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation and impairment charges in its reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 7:00 a.m. ET (New York) on Wednesday, August 26, 2015 (which is 7:00 p.m. in China on Wednesday, August 26, 2015). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	16002799
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-906-601
International:	+65-6713-5090
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://edge.media-server.com/m/p/ntv6q8nn.  A telephone replay of the call will be available after the conclusion of the conference call at 07:00 a.m. ET on August 27, 2015 through 09:59 a.m. ET, September 3, 2015.  The dial-in details for the telephone replay are:

Conference ID:	16002799
International:	+61-2-8199-0299
China:	400-632-2162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	June 30	March 31
	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	$70,488,576	$71,972,847
Accounts receivable, net	3,123,668	3,357,556
Inventory	541,530	466,370
Prepaid Income tax	512,773	849,250
Due from related parties	336,777	2,615,264
Prepayments and other current assets	7,264,738	5,939,838
Deferred tax assets, current	5,878,004	5,850,634
Total current assets	88,146,066	91,051,759

Investment in equity investees	16,850,025	17,329,674
Property and equipment, net	1,719,120	1,801,737
Prepayments for land use rights and building	4,965,977	4,942,854
Acquired intangible assets	991,164	1,047,919
Other assets	2,075,533	1,578,786
Total assets	$114,747,885	$117,752,729

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$1,182,460	$1,185,774
Advance from customers	7,087,820	8,495,028
Due to related parties	315,798	366,845
Deferred revenue	12,382,149	12,616,242
Deferred tax liabilities, current	699,417	696,160
Accrued expenses and other current liabilities	4,205,309	4,274,235
Total current liabilities	25,872,953	27,634,284

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 752,275,006 and 751,820,760 shares issued; 706,168,586 and 706,823,860 outstanding as of June 30, 2015 and March 31, 2015, respectively)	15,045	15,036
Treasury stock (at cost)	(12,075,318)	(11,900,702)
Additional paid-in capital	77,019,974	76,692,897
Retained earnings	19,498,088	21,108,150
Accumulated other comprehensive income	4,241,010	3,921,578
Taomee Holdings Limited shareholders’ equity	88,698,799	89,836,959
Noncontrolling interests	176,133	281,486
Total equity	$88,874,932	$90,118,445

TOTAL LIABILITIES AND EQUITY	$114,747,885	$117,752,729

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	June 30,	March31,	June 30,
	2015	2015	2014
Revenues:
PC business, net	$6,310,923	$6,000,333	$7,692,791
Mobile business, net	766,061	1,529,565	692,704
Offline business, net	1,611,865	1,484,671	2,159,864
Total net revenues	8,688,849	9,014,569	10,545,359

Cost of revenues
PC business	(1,271,940)	(1,294,944)	(1,646,851)
Mobile business	(157,322)	(220,977)	(50,757)
Offline business	(1,601,830)	(1,307,427)	(1,332,060)
Total cost of revenues	(3,031,092)	(2,823,348)	(3,029,668)

Gross profit	5,657,757	6,191,221	7,515,691

Operating income (expenses):
Product development	(3,391,747)	(3,596,853)	(3,449,780)
Sales and marketing	(2,193,696)	(2,690,336)	(2,920,316)
General and administrative	(2,668,029)	(3,026,623)	(3,072,832)
Other operating income, net	808,659	1,349,479	147,346
Total operating expenses	(7,444,813)	(7,964,333)	(9,295,582)

Loss from operations	(1,787,056)	(1,773,112)	(1,779,891)

Interest income	456,469	578,017	639,340
Other income (expenses), net	59,810	(86,294)	109,650
Loss before income taxes and share of loss in equity method investments	(1,270,777)	(1,281,389)	(1,030,901)

Income tax benefit	7,050	14,980	374,068

Share of loss in equity method investments	(479,649)	(363,281)	(180,905)
Net loss	(1,743,376)	(1,629,690)	(837,738)

Less: Net loss attributable to non-controlling interest	(133,314)	(25,106)	(17,806)

Net loss attributable to holders of ordinary shares	$(1,610,062)	$(1,604,584)	$(819,932)
Loss per ADS
-Basic	$(0.046)	$(0.045)	$(0.023)
-Diluted	$(0.046)	$(0.045)	$(0.023)
Weighted average number of shares used in calculation
- Basic	706,345,031	707,478,950	710,655,033
- Diluted	706,345,031	707,478,950	710,655,033
Weighted average number of ADS used in calculation
- Basic	35,317,252	35,373,947	35,532,752
- Diluted	35,317,252	35,373,947	35,532,752

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD, For three months ended
	June 30, 2015	March 31, 2015	June 30, 2014
Net loss	$(1,743,376)	$(1,629,690)	$(837,738)
Other comprehensive income/(loss), net of tax Foreign currency translation adjustments	319,432	(266,841)	(17,037)
Comprehensive loss	(1,423,944)	(1,896,531)	(854,775)
Comprehensive loss attributable to noncontrolling interest	(133,314)	(25,106)	(17,806)
Comprehensive loss attributable to Taomee Holdings Limited	$(1,290,630)	$(1,871,425)	$(836,969)

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	June 30,	March 31,	June 30,
	2015	2015	2014
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net loss attributable to holders of ordinary shares	$(1,259,992)	$(1,204,277)	$(235,964)
Share-based compensation	(350,070)	(400,307)	(583,968)
GAAP net loss attributable to holders of ordinary shares	$(1,610,062)	$(1,604,584)	$(819,932)

Non-GAAP loss per ADS
-Basic	$(0.036)	$(0.034)	$(0.007)
-Diluted	$(0.036)	$(0.034)	$(0.007)